

April 1, 2014

<u>Via E-mail</u>
Alex Minicucci
Chief Executive Officer
The SpendSmart Payments Company
2680 Berkshire Parkway, Suite 130
Des Moines, IA 50325

> **Re:** **The SpendSmart Payments Company**
> **Form 10-K for the fiscal year ended September 30, 2013**
> **Filed December 30, 2013**
> **Form 10-Q for the quarter ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 000-27145**

Dear Mr. Minicucci:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2013

Item 11. Executive Compensation, page 50

1. We note your disclosure that information required by this item will be incorporated by reference from your 2013 Proxy Statement. We note similar disclosure for Item 12. You do not appear to have filed your 2013 Proxy Statement. If your Form 10-K incorporates by reference information into Part III from the proxy statement, you must file the proxy statement no later than 120 days after your fiscal year end. If you cannot file the proxy statement within that 120-day period, you can file an amended 10-K to include the Part III information; however, that amended 10-K must be filed no later than 120 days after

the fiscal-year end. Please either file your Proxy Statement or amend your 10-K to include all required information.

Form 10-Q for the fiscal quarter ended December 31, 2013

Item 4. Controls and Procedures, page 18

2. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K. We remind you that the disclosures required by Item 307 and Item 308 of Regulation S-K are separate and distinct. Your disclosure that the company did not maintain effective internal controls over financial reporting as of December 31, 2013 does not provide your conclusion as to the effectiveness of your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief